Exhibit “1”

MINUTES OF THE BOARD OF DIRECTOR’S MEETING

HANNOVER HOUSE, INC. (OTC: HHSE) – Thursday, Feb. 25, 2021

A special meeting of the Board of Directors of Hannover House, Inc. was held on Thursday, February 25, 2021, covering items relating to the company’s S1 Offering as well as issues arising from the personal bankruptcy filing of officer D. Frederick Shefte. The following items describe the issues addressed, and where indicated, the actions taken by the Board.

1). S1 OFFERING – INITIAL PRICING ADJUSTMENT – In respect of a recent improvement in both the volume and price per share for HHSE common stock, the Board of Directors reviewed a proposal to adjust the S1 offering to set higher pricing and lower total shares sold as a means to achieve the same corporate fund-raising goal (e.g., $1.5-mm initially, $2.5-mm as a secondary raising and $4-mm as a final raising). As previously structured, each raising was to offer 50-million common stock shares. The first offering was to offer shares at $.03 each, followed by offerings at $.05 and $.08 for the second and third tranches, respectively. Due to the improvement in the HHSE share prices, the $.03 share level for the first S1 tranche may no longer represent a significant premium price over market trading, which has been a stated goal of management. It is management’s position that a premium price for the S1 tranches can be justified both from a standpoint of the demonstrable improvement that occurs to the HHSE pricing when faced with volume buys, as well as the goal to create a greater incentive for the S1 purchasers to hold onto the shares for a longer than the short-hold cycle that many in the general marketplace. Accordingly, and subject to consultation from legal counsel, the Board approved a revision of the S1 offering to be modified as follows: a). The First Tranche of shares will be offered at $.05 each, with an allocation of 30-million shares; b). The Second Tranche of shares will be offered at $.08 each, with an allocation of 30-million shares; c). The Third Tranche of shares will be offered at $.10 each with an allocation of 40-million shares. This plan, if approved by counsel and implemented, will result in a total potential issuance of 100-million shares, as opposed to the prior structure which would require the sale of 150-million shares to raise substantially the same amount of capital for HHSE (e.g., $7.9-mm instead of $8-mm).

2). FRED SHEFTE, PERSONAL BANKRUPTCY – The Board discussed the personal bankruptcy filing of D. Frederick Shefte, President of Hannover House, which was filed in Arkansas on Feb. 8, 2021. Shefte described the filing as part of a personal reorganization of his matters following his recent health challenges and his marriage divorce of last year. Parkinson questioned Shefte on the many pages of his filing which list a wide range of “possible” HHSE creditors (in addition to his own, actual personal creditors) as the vast majority of HHSE related parties listed within Shefte’s exhibits were no longer creditors – or in many instances – never were creditors and / or never had any disputes with either HHSE or with Shefte. As described by Shefte, his personal bankruptcy counsel instructed Shefte to list “any parties who could potentially file an action naming Shefte,” which is why Shefte added a voluminous list of parties dating back to 14 years (despite the governing 4-year Statute of Limitations). The Board also discussed the potential benefits to HHSE of Shefte’s discharge of those items representing actual disputes, as the “one-judgment rule” may create an opportunity for dismissal of Hannover House, Inc. Lastly, the Board discussed the legal restrictions on the HHSE shares owned by Shefte, as Rule 144 prohibits the sale, transfer, pledge or hypothecation of restricted officer-affiliate shares. Despite the legal sale restrictions on the Shefte shares, it was recommended that Shefte file a Form 4 notification with the Securities and Exchange Commission to itemize the shares remaining under his control (following the settlement of his divorce), which shares are not eligible for transfer, even under a personal bankruptcy filing. As issuer and transfer agent, neither Hannover House nor Standard Registrar have the legal authority to circumvent Rule 144 of the Securities and Exchange Acts of 1933 and 1934, governing the restrictions of officer or affiliate owned shares of publicly traded equities. Shefte agreed to file the Form 4 notification with the S.E.C., a copy of which is attached to these Board of Directors minutes.

There being no further issues addressed at this meeting, the Board adjourned at 10:45-am.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on the Minutes of the Board of Directors Meeting of Hannover House, Inc. to be signed on its behalf by the undersigned hereunto duly authorized.

HANNOVER HOUSE, INC.
(Registrant)
Date: February 26, 2021
/s/ Eric F. Parkinson
	By:	ERIC F. PARKINSON
Chairman, C.E.O. & Secretary